Pepco Holdings, inc.

701 Ninth Street, NW
Washington, DC 20068

Kirk J. Emge
Vice President
Legal Services

202 872-3175
202 872-3281 Fax
kjemge@pepco.com

Exhibit 5

January 3, 2005

Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068

Ladies and Gentlemen:

I am Vice President -- Legal Services of Pepco Holdings, Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the filing of a Registration Statement (the "Registration Statement") on Form S-8 under the Securities Act of 1933, as amended (the "Act"), relating to the registration of 500,000 shares of common stock, par value $0.01 per share ("Common Stock"), of the Company for offer and sale under the Pepco Holdings, Inc. Non-Management Directors Compensation Plan (the "Plan").

In connection with the opinion set forth below, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or may representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of Company representatives.

Based upon the foregoing examination, I am of the opinion that the 500,000 shares of Common Stock being registered pursuant to the Registration Statement have been duly authorized and, when issued in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name under the caption "Item 5. Interests of Named Experts and Counsel" therein and in the related prospectus, and in any supplement thereto or amendments thereof.`

Very truly yours,

/s/ Kirk J. Emge